SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

CNPJ/MF [Corporate Taxpayer’s Roll/Treasury Department]

No. 1.832.635/0001-18

NIRE [Company Roll Registration Number] 35.300.150.007

Open company

MINUTES OF THE EXTRAORDINARY MEETING OF THE ADMINISTRATION COUNCIL

HELD ON JANUARY 18, 2011

date, time and place: January 18, 2011, at 04 PM, at the Company’s social headquarters, located on Avenida Jurandir no. 856, Lote 04, 1o andar [1st floor], Jardim Ceci, in São Paulo City, State of São Paulo.

Quorum: Members of the Administration Council present at the meeting or by means of conference call (article 23, first paragraph of the Social By-laws).

Table: Maria Cláudia Oliveira Amaro, President; Flávia Turci, Secretary

Order of the day and deliberations:: By Unanimous votes the following deliberation was taken: Whereas, as a consequence of the Understandings Memo signed between TAM S.A. on August 13, 2010, together with TAM Empreendimentos e Participações S.A., LAN Airlines S.A. and the shareholders of the latter, Costa Verde Aeronáutica S.A. and Inversiones Mineras del Cantábrico S.A., the parties above mentioned concluded the negotiations regarding the final terms and conditions of their association, the signature by the Company of the following documents is approved: (i) "Implementation Agreement", through which are described all steps to be taken by the parties, as well as all conditions to be observed for the attainment of the contracted business; and (ii) "Exchange Offer Agreement", through which are recommended the steps to be taken and the conditions to be observed for the accomplishment of public offering of register cancellation of the open company TAM S.A., through exchange of shares. Since all conditions are deployed and all steps are taken regarding such documents, TAM S.A and LAN Airlines S.A will belong to a same economical group, as shown in the organization chart below:

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Among the conditions necessary to complete the contracted business are pointed out the approval of Agência Nacional de Aviação Civil (National Agency of Civil Aviation - ANAC) and the accomplishment of the public offering of register cancellation of the open company TAM S.A, with exchange of shares at the rate of one (01) share of TAM S.A issuance for 0.9 (nine tenth) of a share of LAN Airlines S.A. issuance. From now on, the Administration Council ratifies its understanding, issued during the meeting of August 13, 2010, favorable to business accomplishment, pursuant to the terms expressed in the documents now approved, especially regarding the relation of exchange of shares for public offering purpose, as above mentioned.

Closing: Nothing else to be treated, the works were closed and the present minutes was registered in a summary form, which after being read it was signed by all. São Paulo, January 18, 2011. (aa) Maria Cláudia Oliveira Amaro - President, Flávia Turci - Secretary. Counselors: Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro, Waldemar Verdi Junior, Alexandre Silva, André Esteves, Emilio Romano and Marco Antonio Bologna. A faithful copy of the minutes was recorded in proper book.

_______________________________ Flávia Turci Secretary

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.